FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2008

Commission File Number: 000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

Table of Contents

Document 1 News Release dated November 24, 2008

Document 2 Material Change Report dated November 24, 2008

Document 1

AMADOR GOLD CORP.

711 – 675 West Hastings Street, Vancouver, B.C. V6B 1N2 (604) 685-2222 *Fax: (604) 685-3764

FOR IMMEDIATE RELEASE www.amadorgoldcorp.com

November 24, 2008 TSX-V: AGX

LOVELAND PROJECT: EXPLORATION UPDATE

RECENT VTEM SURVEY GENERATES NEW EXPLORATION TARGETS
ASSAYS AWAITED FROM HISTORIC NICKEL-COPPER ZONE
WINTER DRILLING PROGRAM IN PLANNING STAGES
GOLD DISCOVERY ADDS NEW DIMENSION TO LOVELAND

VANCOUVER – Amador Gold Corp. (the "Company") is pleased to announce that it is planning a winter drilling program to test newly generated VTEM geophysical targets at its Loveland Project, 35 km northwest of Timmins, Ontario. The property also hosts two previously drilled nickel-copper zones that will be further tested in the proposed winter program, as well as a recently discovered gold prospect at depth.

"We’re pleased by the quality and geological diversity of exploration targets at the Loveland Property," said John Keating, Vice-President of Exploration. "The presence of significant gold mineralization at depth below known nickel-copper mineralization confirms the property’s potential for hosting both base and precious metals."

The most advanced exploration targets at the Company’s wholly owned Loveland Property are the historic Cominco and Hollinger Zones, situated 1.5 km apart.

  The Cominco Zone, drilled in the 1970s by Cominco (now Teck), contains a historic resource of 130,000 tons grading 0.73% nickel and 0.68% copper that is non-compliant with NI 43-101 disclosure standards.

  The Hollinger Zone, drilled by Hollinger Mines prior to 1975, hosts a historic resource of 442,000 tons grading 0.71% nickel and 0.42% copper that is also non-compliant with NI 43-101 disclosure standards.

Amador has received data from its 2008 VTEM survey completed over the Byers and Loveland Township portions of the Loveland Property. Initial analysis of the data shows the system clearly outlining the two historical mineralized zones as well as additional clusters of conductors in areas where the underlying rock types are unknown due to lack of outcrop. The area around and between the two occurrences is relatively flat, poorly drained and covered by overburden.

The VTEM system is a powerful, cutting-edge geophysical system that can penetrate several hundred metres of overburden and rock, revealing possible base metal mineralization at depth.

In November of 2007, Amador drilled three holes spanning a strike length of 100 metres below the Cominco Zone to test the down-plunge extension of the known mineralization. (See news release of March 13, 2008, for complete results.)

  All three holes intersected significant copper and nickel mineralization, with the third hole (AMDG-03) intersecting three higher grade intersections within a 45.0-meter wide zone averaging 0.70% nickel and 0.75% copper from 120.6 to 165.6 metres.

  The higher grade intersections from Hole AMDG-3 are: 1.48% nickel and 0.9% copper over 9.4 meters; 1.15% nickel and 1.11% copper over 3.9 meters; and 0.70% nickel and 1.06% copper over 13.6 meters, which includes a 4.6-meter interval grading 1.24% nickel and 1.72% copper.

  Assay results for the first twelve holes drilled at the Loveland Property confirmed the presence of mineralization to 400 meters vertically below surface, open at depth, along a strike extent of about 175 meters. (See news release of September 4, 2008.) The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface.

  Highlights from this drilling include: 0.53% nickel and 0.88% copper over a drilled width of 22.80 meters, including 0.65% nickel and 1.0% copper over 11.2 meters; and 1.0% nickel and 1.92% copper over 2.70 meters.

  Additional results from this drilling as well as assay results from the sampling of the drill core are pending.

  Once the remaining drill results are received and analyzed, the data will be compiled and incorporated with all previous drilling and exploration results. The results of the data compilation initiative and data from the recent VTEM survey will be used to guide a winter drilling program designed to advance the Cominco and Hollinger Zones and test the newly revealed conductors.

  The known zones at Loveland have excellent potential for expansion as historic drilling was relatively shallow. As an example, Cominco’s tightly spaced drilling traced mineralization for about 50 meters below surface at the Cominco Zone.

  During the 2008 exploration program, Amador drilled several deeper holes below the known mineralization at the Cominco Zone, resulting in a new gold discovery. (See press release dated September 24, 2008.)

  Hole LL08-13 intersected gold mineralization near the bottom of the hole and returned 6.37 g/t (grams per tonne) gold over a drilled width of 8.55 meters from 383.25 to 391.80 meters.

  Additional intercepts from Hole LL08-13 include: 6.17 g/t gold over 3.0 meters from 403.0 to 406.0 meters; and 10.39 g/t gold over 3.1 meters from 410.30 to 413.40 meters drilled width.

  The presence of significant gold mineralization below the nickel-copper mineralization has enhanced the stature of the Loveland Property as an exploration target. The gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low-angle quartz stringers associated with disseminated pyrite and arsenopyrite.

  Ongoing programs, including additional geophysical surveys, have potential to generate other new gold and base metal targets as much of the Loveland Property remains unexplored using advanced exploration methods and technologies.

  The Loveland property consists of 1,421 claim units covering 22,736 hectares in parts of seven townships. The land package is easily accessible and near extensive mining infrastructure in Timmins, one of the largest gold camps in the world with total combined production exceeding 68 million ounces since 1910.

  The Timmins district also hosts the world-class Kidd Creek volcanogenic massive sulphide copper-zinc deposit, situated just 25 km east of the Loveland Property. The Montcalm nickel-copper deposit currently being mined by nickel giant Xstrata is located 35 km to the west of the Loveland Property.

  The Company has completed an evaluation of the Savard Sharpe, Anderson Lake and Mennin Lake properties and decided to terminate these option agreements in order to concentrate its efforts on current properties of greater merit.

  About Amador Gold

  Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada. For further information and maps of the Loveland Property and other active projects please visit the Company website at www.amadorgoldcorp.com.

  Contact Information

  Corporate Inquiries: Alan Campbell or Kevin Hull, Investor Relations

  Phone: (604) 685-2222
  Email:   info@amadorgold.com
  Website: www.amadorgoldcorp.com

  AGORACOM Investor Relations: Email: AGX@agoracom.com
  Website: http://www.agoracom.com/ir/Amador

  The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

  Document 2

  MATERIAL CHANGE REPORT

  To: British Columbia Securities Commission
  Alberta Securities Commission
  TSX Venture Exchange

  Item 1. Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

  Item 2. Date of Material Change – November 24, 2008.

  Item 3. News Release – News Release issued November 24, 2008, at Vancouver, BC.

  Item 4. Summary of Material Change - Amador Gold Corp. ("Amador") is pleased to announce that it is planning a winter drilling program to test newly generated VTEM geophysical targets at its Loveland Project, 35 km northwest of Timmins, Ontario.

  Item 5. Full Description of Material Change – Amador Gold Corp. ("Amador") is pleased to announce that it is planning a winter drilling program to test newly generated VTEM geophysical targets at its Loveland Project, 35 km northwest of Timmins, Ontario. The property also hosts two previously drilled nickel-copper zones that will be further tested in the proposed winter program, as well as a recently discovered gold prospect at depth.

  "We’re pleased by the quality and geological diversity of exploration targets at the Loveland Property," said John Keating, Vice-President of Exploration. "The presence of significant gold mineralization at depth below known nickel-copper mineralization confirms the property’s potential for hosting both base and precious metals."

  The most advanced exploration targets at the Company’s wholly owned Loveland Property are the historic Cominco and Hollinger Zones, situated 1.5 km apart.

  o The Cominco Zone, drilled in the 1970s by Cominco (now Teck), contains a historic resource of 130,000 tons grading 0.73% nickel and 0.68% copper that is non-compliant with NI 43-101 disclosure standards.

  o The Hollinger Zone, drilled by Hollinger Mines prior to 1975, hosts a historic resource of 442,000 tons grading 0.71% nickel and 0.42% copper that is also non-compliant with NI 43-101 disclosure standards.

  Amador has received data from its 2008 VTEM survey completed over the Byers and Loveland Township portions of the Loveland Property. Initial analysis of the data shows the system clearly outlining the two historical mineralized zones as well as additional clusters of conductors in areas where the underlying rock types are unknown due to lack of outcrop. The area around and between the two occurrences is relatively flat, poorly drained and covered by overburden.

  The VTEM system is a powerful, cutting-edge geophysical system that can penetrate several hundred metres of overburden and rock, revealing possible base metal mineralization at depth.

  In November of 2007, Amador drilled three holes spanning a strike length of 100 metres below the Cominco Zone to test the down-plunge extension of the known mineralization. (See news release of March 13, 2008, for complete results.)

  o All three holes intersected significant copper and nickel mineralization, with the third hole (AMDG-03) intersecting three higher grade intersections within a 45.0-meter wide zone averaging 0.70% nickel and 0.75% copper from 120.6 to 165.6 metres.

  o The higher grade intersections from Hole AMDG-3 are: 1.48% nickel and 0.9% copper over 9.4 meters; 1.15% nickel and 1.11% copper over 3.9 meters; and 0.70% nickel and 1.06% copper over 13.6 meters, which includes a 4.6-meter interval grading 1.24% nickel and 1.72% copper.

  Assay results for the first twelve holes drilled at the Loveland Property confirmed the presence of mineralization to 400 meters vertically below surface, open at depth, along a strike extent of about 175 meters. (See news release of September 4, 2008.) The style of mineralization comprises disseminated to semi-massive patchy and interstitial pyrrhotite-chalcopyrite-pentlandite within gabbros extending to surface.

  o Highlights from this drilling include: 0.53% nickel and 0.88% copper over a drilled width of 22.80 meters, including 0.65% nickel and 1.0% copper over 11.2 meters; and 1.0% nickel and 1.92% copper over 2.70 meters.

  Additional results from this drilling as well as assay results from the sampling of the drill core are pending.

  Once the remaining drill results are received and analyzed, the data will be compiled and incorporated with all previous drilling and exploration results. The results of the data compilation initiative and data from the recent VTEM survey will be used to guide a winter drilling program designed to advance the Cominco and Hollinger Zones and test the newly revealed conductors.

  The known zones at Loveland have excellent potential for expansion as historic drilling was relatively shallow. As an example, Cominco’s tightly spaced drilling traced mineralization for about 50 meters below surface at the Cominco Zone.

  During the 2008 exploration program, Amador drilled several deeper holes below the known mineralization at the Cominco Zone, resulting in a new gold discovery. (See press release dated September 24, 2008.)

  o Hole LL08-13 intersected gold mineralization near the bottom of the hole and returned 6.37 g/t (grams per tonne) gold over a drilled width of 8.55 meters from 383.25 to 391.80 meters.

  o Additional intercepts from Hole LL08-13 include: 6.17 g/t gold over 3.0 meters from 403.0 to 406.0 meters; and 10.39 g/t gold over 3.1 meters from 410.30 to 413.40 meters drilled width.

  The presence of significant gold mineralization below the nickel-copper mineralization has enhanced the stature of the Loveland Property as an exploration target. The gold mineralization occurs within a sheared and silicified granodiorite as a stockwork of low-angle quartz stringers associated with disseminated pyrite and arsenopyrite.

  Ongoing programs, including additional geophysical surveys, have potential to generate other new gold and base metal targets as much of the Loveland Property remains unexplored using advanced exploration methods and technologies.

  The Loveland property consists of 1,421 claim units covering 22,736 hectares in parts of seven townships. The land package is easily accessible and near extensive mining infrastructure in Timmins, one of the largest gold camps in the world with total combined production exceeding 68 million ounces since 1910.

  The Timmins district also hosts the world-class Kidd Creek volcanogenic massive sulphide copper-zinc deposit, situated just 25 km east of the Loveland Property. The Montcalm nickel-copper deposit currently being mined by nickel giant Xstrata is located 35 km to the west of the Loveland Property.

  The Company has completed an evaluation of the Savard Sharpe, Anderson Lake and Mennin Lake properties and decided to terminate these option agreements in order to concentrate its efforts on current properties of greater merit.

  Item 6. Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

  Item 7. Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

  Item 8. Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

  Item 9. Date of Report – Dated at Vancouver, British Columbia, this 24th day of November 2008.

  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AMADOR GOLD CORP.

  (Registrant)

  Date: November 24, 2008 By: /s/ Beverly J. Bullock

  Beverly J. Bullock, Corporate Secretary